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                                                                    EXHIBIT g(2)



    The Broken Hill Proprietary Company Limited (BHP) and the Magma Copper Company (Magma) today announced the successful completion of a BHP subsidiary's tender for the stock of Magma.

    BHP has accepted for payment all outstanding Magma shares properly tendered pursuant to the tender offer, which expired at 12:00 midnight, New York City time, on January 4, 1996. These shares represent about 87 per cent of the outstanding Magma common stock on a fully diluted basis (including the preferred shares as if they had been converted into common stock) and BHP is now in a position to effect the merger.

    BHP Minerals CEO, Mr. J. K. (Jerry) Ellis, said: "We are pleased with the timely and successful conclusion of the tender. BHP now has a majority of Magma shares and steps will be taken to complete the merger of Magma and the BHP subsidiary."

   Burgess Winter, Magma's President and Chief Executive Officer, said: "The merger shall position the newly formed BHP Copper Group with both the financial and strategic strength to effect an accelerated growth plan. BHP cooper will serve all of the world's major copper markets and has the management expertise to capitalize on the many synergistic benefits and new opportunities which arise from the merger."